Exhibit (a)(1)(E)

EATON VANCE CORP.
E-MAIL SETTING FORTH FINAL EXCHANGE RATIOS

Dear Eaton Vance Team Member:

Today is the last day to elect to exchange your eligible awards as part of the exchange offers (referred to as the “exchange offers”) described in the Offers to Exchange Eaton Vance Corp. Deferred Stock Awards related to Parametric Phantom Incentive Units granted on November 1, 2016, November 1, 2017, January 10, 2018 and November 1, 2018 for Eaton Vance Corp. Restricted Stock Awards (the “Offers to Exchange”). The exchange offers will expire at 7:00 p.m., Eastern Time, today, September 27, 2019.

If you would like to participate in the exchange offers, you must properly complete and submit your election to us before 7:00 p.m., Eastern Time, today, September 27, 2019, by returning it via e-mail (via PDF or similar imaged document file) to the email address specified in the election form.

Only elections that are complete and actually received by the deadline will be accepted.

If you have questions, please email Dan Ethier at his Eaton Vance email address at DEthier@eatonvance.com or call (617) 627-8581.

We are sending this e-mail to you to notify you of the final exchange ratios, as set forth in the table below, for determining the number of restricted stock awards (“RSAs”) that you would receive in exchange for your eligible awards. To arrive at the total number of RSAs you would receive, you multiply the total number of Parametric Phantom Incentive Units (“Incentive Units”) you hold in the applicable class (determined by reference to the grant date) by the exchange ratio.

Final Exchange Ratios Applicable to Eligible Awards

The table below provides the final exchange ratios for each class of eligible award. The exchange ratios were calculated based on (i) the applicable fair value of the Incentive Units as set forth in the Offers to Exchange and (ii) the closing price on the New York Stock Exchange of shares of non-voting common stock of Eaton Vance Corp. on the expiration date, which is today, September 27, 2019.

Eligible Award Grant Date	Fair Value of Award (A)	Eaton Vance Closing Stock Price (B)	Exchange Ratio (A)/(B) = (C)
November 1, 2016	$2,716 (per Incentive Unit)
November 1, 2017	$2,559 (per Incentive Unit)

January 10, 2018	$2,559 (per 100 Incentive Units)*
November 1, 2018	$2,368 (per 100 Incentive Units)*

* To calculate the Exchange Ratio, this amount (A) is divided by 100 to reflect that Incentive Units granted under the 2018 Parametric Phantom Incentive Plan are unitized such that 100 Incentive Units is equivalent to one unit of Parametric.